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Filed by Central Pacific Financial Corp.
Pursuant to Rule 425 of the Securities Act
of 1933, as amended, and deemed filed
pursuant to Rule 14d-2 and Rule 14a-12
under the Securities Exchange Act of
1934, as amended
Subject Company: CB Bancshares, Inc.
Commission File No. 333-104783

        The following is a press release issued by Central Pacific Financial Corp. on December 7, 2003.

Investor Contact: Neal Kanda VP & Treasurer (808) 544-0622 neal.kanda@centralpacificbank.com	Media Contact: Ann Takiguchi PR/Communications Officer (808) 544-0685 ann.takiguchi@centralpacificbank.com

NEWS RELEASE

CENTRAL PACIFIC ANNOUNCES "NO LAYOFFS" IN CONNECTION WITH PROPOSED MERGER

Company Also Plans to Open a New Branch for Every Closure

        December 7, 2003—Honolulu, HI—Central Pacific Financial Corp. (NYSE: CPF) today announced that it will not lay off employees in connection with its proposed merger with CB Bancshares, Inc. (NASDAQ: CBBI).

        "We understand that job loss is an important concern for the employees of both banks and our community, and as a result, we are pleased to announce that no employee will be involuntarily terminated because this merger occurs," said Clint Arnoldus, Chairman, President and CEO of Central Pacific. "Even with this commitment, the combination of the two banks will still generate significant cost savings and substantial accretion for our shareholders, and the resulting bank will continue to be well capitalized," Arnoldus added.

        Central Pacific also announced that it plans to open a new branch for every overlapping branch that may be consolidated as a result of the proposed merger, many in new communities neither bank currently serves.

        The commitment to not lay off employees as a result of the merger will apply to all current employees of both City Bank and Central Pacific Bank, with the exception of a small number of senior management who have special change in control employment agreements. Central Pacific said that the appropriate time to discuss the status of this small number of individuals would be in negotiations with City Bank.

        Central Pacific also said that it has always wanted the opportunity to meet with City Bank to address any concerns that City Bank has about the merger. Although City Bank has shown no interest in mutually resolving concerns, the level of anxiety and concern over rumored job losses expressed by City Bank employees and the general public appeared to be escalating in anticipation of the upcoming December 8 public hearing, the company noted.

        Arnoldus added, "In order to address those heightened concerns, we analyzed our options, and determined that anxieties related to involuntary layoffs could be alleviated in a way that still retains the long-term benefits of the merger. Our commitment is intended to reassure the employees that the merger will be as good for them as it will be for customers, shareholders and the community."

        Central Pacific expressed confidence in their ability to implement its "no layoff' commitment, citing facilitating factors such as natural employee attrition, a hiring freeze currently in place at Central Pacific, the retraining and reassignment of employees, and new positions created to support expansion plans for new branches and services. For the same reasons, we believe that this initiative will not have a material impact on the projected earnings of the combined institution. Central Pacific has previously stated their plans to reallocate resources from consolidating overlapping branches to opening new branches in new areas.

        Central Pacific Financial Corp. is a Hawaii-based bank holding company with $2.1 billion in assets. Central Pacific Bank, its subsidiary, is Hawaii's third largest commercial bank with 24 branches statewide, including five supermarket branches and more than 70 ATMs.

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FORWARD LOOKING INFORMATION

        This document contains forward-looking statements. Such statements include, but are not limited to, (i) statements about the benefits of a merger between Central Pacific Financial Corp. ("CPF") and CB Bancshares, Inc. ("CBBI"), including future financial and operating results, costs savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to CPF's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and other similar expressions. These statements are based upon the current beliefs and expectations of CPF's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

        The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the business of CPF and CBBI may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) the regulatory approvals required for the merger may not be obtained on the proposed terms; (6) the failure of CPF's and CBBI's shareholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the Hawaii economy may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's activities.

        Additional factors that could cause CPF results to differ materially from those described in the forward-looking statements can be found in CPF's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission ("SEC") and available at the SEC's Internet web site (www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to CPF or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. CPF does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

        With respect to financial projections for CBBI contained in this document, neither CBBI nor any analyst has published any information for 2003, 2004 or 2005. In addition, CPF has not been given the opportunity to do any due diligence on CBBI other than reviewing its publicly available information. Therefore, management of CPF has created its own financial model for CBBI based on CBBI's historical performance and CPF's assumptions regarding the reasonable future performance of CBBI on a stand-alone basis. These assumptions may or may not prove to be correct. The assumptions are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of CBBI. There is no assurance that these projections will be realized and actual results are likely to differ significantly from such projections.

        CPF filed with the SEC a registration statement on Form S-4 on April 28, 2003, to register the shares of CPF common stock to be issued in a proposed exchange offer, and filed amendments thereto on May 5, 2003, May 9, 2003 and July 17, 2003, respectively. The registration statement is not final and will be further amended. CPF filed a definitive proxy revocation statement on May 22, 2003 and a preliminary proxy statement on May 9, 2003 (as revised on May 20, 2003 and May 28, 2003) for solicitation of revocation of proxies and proxies, as applicable, from CBBI shareholders for special meetings of CBBI shareholders. Subject to future developments, CPF may file additional proxy statements for solicitation of proxies from CBBI or CPF shareholders, in connection with special meetings of such shareholders at a date or dates subsequent hereto and may file a tender offer statement. Investors and security holders are urged to read the registration statement and proxy statements and any other relevant documents (when available), including the tender offer statement if filed, filed with the SEC, as well as any amendments or supplements to those documents, because they contain and will contain important information. Investors and security holders may obtain a free copy of the registration statement, any amendments thereto and proxy statements and other relevant documents (when available), including the tender offer statement if filed, at the SEC's Internet web site at (www.sec.gov). The registration statement, any amendments thereto and proxy statements and other relevant documents (when available), including the tender offer statement if filed, may also be obtained free of charge from CPF by directing such request to: Central Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813, Attention: David Morimoto, (808) 544-0627.

        CPF, its directors and executive officers and certain other persons may be deemed to be "participants" if CPF solicits proxies from CBBI and CPF shareholders. A detailed list of the names, affiliations and interests of the participants in any such solicitation is contained in CPF's definitive proxy revocation statement as filed on May 22, 2003 and a preliminary proxy statement as filed on May 9, 2003 (as revised on May 20, 2003 and May 28, 2003) for solicitation of revocation of proxies and proxies, as applicable. Information about the directors and executive officers of CPF and their ownership of and interests in CPF stock is set forth in the proxy statement for CPF's 2003 Annual Meeting of Shareholders.

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CENTRAL PACIFIC ANNOUNCES "NO LAYOFFS" IN CONNECTION WITH PROPOSED MERGER Company Also Plans to Open a New Branch for Every Closure